Exhibit 99.1

The sustainable total return company

Notice of Abengoa Yield Annual General Meeting 2015

The sustainable total return company

Notice of Annual General Meeting 2015

Abengoa Yield plc

Notice of Annual General Meeting

(incorporated and registered in England and Wales under number 08818211)

Notice of the Annual General Meeting of Abengoa Yield plc to be held at 4:30 pm on 8 May 2015 at Hilton London Syon Park Hotel, Syon Park, Brentford, Middlesex TW8 8JF, United Kingdom (“UK”) is set out in Part 2 of this document.

It is important that your shares be represented and voted at the Annual General Meeting. If you cannot attend and you are a shareholder of record, please vote as soon as possible by completing and mailing the enclosed Proxy Card in accordance with the instructions included therein. We would appreciate if you could complete and return the Proxy Card before 1 May 2015, but in any event so as to arrive not later than 4:30 pm on 6 May 2015.

If you decide to attend the Annual General Meeting, you will be able to vote in person, even if you have previously submitted your proxy. If you hold shares through a bank or broker, or indirectly in a savings plan, please refer to the Proxy Statement set out in Part 4 of this document (“Questions and Answers about Voting”) for further information about voting your shares.

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Part 1

Chairman’s Letter

Abengoa Yield plc

Dear Shareholder,

I am pleased to be writing to you with details of our 2015 Annual General Meeting (“AGM”) which we are holding at 4:30 p.m. on Friday 8 May 2015 at the Hilton London Syon Park Hotel, Syon Park, Brentford, Middlesex TW8 8JF, United Kingdom. The formal notice of AGM is set out on page 4 of this document. Detailed instructions on how to get to the venue are set out on page 20 of this document.

If you would like to vote on the resolutions but cannot come to the AGM, you can appoint a proxy to exercise all or any of your rights to attend, vote and speak at the AGM by using one of the methods set out in the notes to the notice of AGM (please refer to the Proxy Statement set out in Part 4 of this document (“Questions and Answers about Voting”) for further information about voting your shares).

The purpose of this letter is to accompany Abengoa Yield plc’s Annual Report for the year ended 31 December 2014 (“2014 Annual Report”) which explains our performance in 2014 and our strategy, and notice of the AGM, which explains the important matters of business to be considered at the AGM.

In the meantime, on behalf of the Board, I look forward to welcoming you to Abengoa Yield plc’s Annual General Meeting.

Yours faithfully,

Manuel Sánchez Ortega

Chairman of the Board of Directors of Abengoa Yield plc

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Part 2

Notice of AGM and resolutions to be proposed

Notice is hereby given that the 2015 Annual General Meeting of the Abengoa Yield plc (“ABY” or the “Company”) will be held at 4.30 pm on 8 May 2015 at the Hilton London Syon Park Hotel, Syon Park, Brentford, Middlesex TW8 8JF, United Kingdom to consider and, if thought fit, to pass Resolutions 1 to 7 inclusive as ordinary resolutions and Resolutions 8 to 10 inclusive as special resolutions.

The Board considers the Resolutions will promote the success of the Company and are in the best interests of the Company and its shareholders as a whole.

Resolution 1

Laying of Accounts (ordinary resolution)

To receive the accounts and the reports of the directors and the auditors for the year ended 31 December 2014.

See notes on page 9.

Resolution 2

Directors’ remuneration report (ordinary resolution)

To approve the directors’ remuneration report, other than the part containing the directors’ remuneration policy, in the form set out in the Company’s 2014 Annual Report and accounts for the year ended 31 December 2014.

See notes on pages 9 and 10.

Resolution 3

Directors’ remuneration policy (ordinary resolution)

To approve the directors’ remuneration policy in the form set out in the directors’ remuneration report in the Company’s 2014 Annual Report and accounts for the year ended 31 December 2014.

See notes on pages 9 and 10.

Resolution 4

Appointment of directors (ordinary resolution)

To elect Mr Javier Garoz as a non-executive director of the Company.

See biography on page 11.

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Resolution 5

Appointment of auditors (ordinary resolution)

To re-appoint Deloitte (Deloitte LLP and Deloitte S.L) as auditors of the Company to hold office until the conclusion of the next Annual General Meeting of the Company.

See notes on pages 11 and 12.

Resolution 6

Remuneration of Auditors (ordinary resolution)

To authorise the Company’s audit committee to determine the remuneration of the auditors.

See notes on page 11 and 12.

Resolution 7

Allotment of Share Capital (ordinary resolution)

That the directors be and are hereby generally and unconditionally authorised pursuant to and in accordance with Section 551 of the Companies Act 2006 to exercise all the powers of the Company to allot shares in the Company and to grant rights to subscribe for, or to convert any security into, shares in the Company (“Rights”) up to an aggregate nominal amount of U.S.$ 8,000,000 provided that this authority shall, unless renewed, varied or revoked, expire on the earlier of 8 May 2020 and the close of the 2020 annual general meeting of shareholders, save that the Company shall be entitled to make offers or agreements before the expiry of such authority which would or might require shares to be allotted or Rights to be granted after such expiry and the directors shall be entitled to allot shares and grant Rights pursuant to any such offer or agreement as if this authority had not expired; and all unexercised authorities previously granted to the directors to allot shares and grant Rights be and are hereby revoked.

See notes on page 12.

Resolution 8

Disapplication of Pre-emption rights (special resolution)

That the directors be and are hereby empowered pursuant to section 570 and section 573 of the Companies Act 2006 to allot equity securities (within the meaning of section 560 of that Act) for cash either pursuant to the authority conferred by Resolution 7 above or by way of a sale of treasury shares as if section 561(1) of that Act did not apply to any such allotment, provided that this power shall be limited to the allotment of equity securities up to an aggregate nominal amount of U.S.$ 8,000,000 and shall expire upon the expiry of the general authority conferred by Resolution 7 above, save that the Company shall be entitled to make offers or agreements before the expiry of such power which would or might require equity securities to be allotted after such expiry and the directors shall be entitled to allot equity securities pursuant to any such offer or agreement as if the power conferred hereby had not expired.

See notes on page 12 and 13.

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Resolution 9

Authority to purchase own shares (special resolution)

That the Company be generally and unconditionally authorised to make market purchases (within the meaning of section 693(4) of the Companies Act 2006) of ordinary shares of U.S.$ 0.10 each of the Company on such terms and in such manner as the directors may from time to time determine, provided that:

(a)

the maximum number of ordinary shares hereby authorised to be acquired is up to an aggregate nominal value of U.S.$ 2,400,000 representing approximately 30% of the issued ordinary share capital of the Company as at 13 April 2015;

(b)	the minimum price (excluding expenses) which may be paid for any such ordinary share is U.S.$0.10;

(c)

the maximum price (excluding expenses) which may be paid for any such ordinary share is an amount equal to 105% of the average of the middle market quotations for an ordinary share in the Company as derived from the NASDAQ Stock Exchange daily official list for the five business days immediately preceding the day on which such share is contracted to be purchased;

(d)

any such repurchases shall be effected through open market purchases, unsolicited or solicited privately negotiated transactions, or in such other manner as will comply with the provisions of the U.S. Exchange Act of 1934 and the rules and regulations thereunder applicable to the Company, including, to the extent practicable, Rule 10b-18;

(e)	the authority hereby conferred shall, unless renewed, varied or revoked, expire on the earlier of 8 May 2020 and the close of the 2020 annual general meeting of shareholders; and

(f)

the Company may make a contract to purchase its ordinary shares under the authority hereby conferred prior to the expiry of such authority, which contract will or may be executed wholly or partly after the expiry of such authority, and may purchase its ordinary shares in pursuance of any such contract.

See notes on page 13.

Resolution 10

Amendment of Article 64 of the Company’s Articles of Association (special resolution):

That Article 64 of the Company’s Articles of Association be amended by inserting new Articles 64A to 64F after existing Article 64 as follows:

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64A	Appointment and removal of an alternate Director

Any Director (other than an alternate Director) may appoint any other Director to be an alternate Director and attend and vote on his/her behalf at any board and/or committee meeting, and may at any time terminate such appointment.

64B	Rights of an alternate Director

64.B.1

An alternate Director, in addition to his/her own duties and voting rights as Director, shall be entitled to attend, vote, and count in the quorum at any such meeting at which the Director appointing him/her is not present, and generally to perform all the functions of his appointor as a Director in his absence.

64.B.2

If an alternate Director attends any such meeting as an alternate for more than one Director, in addition to his/her own duties and voting rights as Director, the alternate’s voting rights and his/her own voting right shall be cumulative.

64.B.3	An alternate Director shall not be entitled to any fees for his services as an alternate Director.

64C	Method of appointment or removal of an alternate Director

Such appointment or termination of an appointment must be made by notice in writing signed by the Director concerned and deposited or delivered to the Company’s secretary or at a meeting of the Directors, or in any other manner approved by the Directors. Such notice will indicate the date of the meeting at which the alternate Director will attend and vote on behalf of its appointing Director and the relevant instructions to perform the appointor’s functions in accordance with article 64F.

64D	Termination of an alternate Director’s appointment

64D.1	An alternate Director shall cease to be an alternate Director at the end of each meeting for which a Director has appointed him/her to attend and vote on his/her behalf.

64D.2

In any case, an alternate Director shall cease to be an alternate Director if his appointor ceases to be a Director; however, if a Director retires, pursuant to these articles or otherwise, but is reappointed or deemed to have been reappointed at the meeting at which he/she retires, any appointment of an alternate Director made by him/her which was in force immediately prior to his/her retirement shall continue after his/her reappointment.

64D.3

An alternate Director shall cease to be an alternate Director on the occurrence in relation to the alternate Director of any event which, if it occurred in relation to his/her appointor, would result in the termination of the appointor’s appointment as a Director.

64E	Other provisions regarding alternate Directors

Save as otherwise provided in these articles, an alternate Director shall:

64E.1	be deemed for all purposes to be a Director;

64E.2	alone be responsible for his own acts and omissions;

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64E.3	in addition to any restrictions which may apply to him personally, be subject to the same restrictions as his/her appointor; and

64E.4	not be deemed to be the agent of or for the Director appointing him.

64F	Instructions

An alternate Director will act in accordance with the wishes and instructions of his/her appointing Director in so far as she/he is permitted to do so in accordance with the Legislation.

See notes on page 14.

By order of the board

Directors:

Manuel Sánchez Ortega (Chairman)

Santiago Seage (Chief Executive Officer and director)

Daniel Villalba (Independent Non-Executive Director)

Enrique Alarcón (Independent Non-Executive Director)

Juan del Hoyo (Independent Non-Executive Director)

Eduardo Kausel (Independent Non-Executive Director)

Jackson Robinson (Independent Non-Executive Director)

Maria Jose Esteruelas (Non-Executive Director)

William Richardson (Non-Executive Director)

Javier Garoz (Non-Executive Director)

Irene M. Hernández Martín de Arriva (Company Secretary)

London, Monday 6 April 2015

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Part 3

Notes to resolutions

Proposals 1 through 7 will be proposed as ordinary resolutions, which means that, assuming a quorum is present, each such proposal will be approved if the number of votes cast in favor exceed the number of votes cast against such proposal.

Resolutions in proposals 8 through 10 inclusive, will be proposed as special resolutions, which means that, assuming a quorum is present, each such resolution will be approved if shareholders holding at least 75% in nominal value of the outstanding shares entitled to vote for or against the resolution present in person or by proxy at the AGM vote in favor of the resolution.

Notes to Resolution 1- Reports and accounts

The board of directors will present its reports and the accounts for the year ended 31 December 2014, which are contained in the Company’s 2014 Annual Report, including the strategic report, the directors’ report and the auditor’s report, and 20-F Form 2014. The 20-F Form was made public on 23 February 2015.

The Board recommends voting “For” this proposal.

Notes to Resolutions 2 and 3 – Directors’ remuneration report and directors’ remuneration policy

In accordance with the Companies Act 2006 provisions, the directors’ remuneration report in the 2014 Annual Report contains:

—	a statement by Mr Manuel Sanchez Ortega, Chair of the Company’s Remuneration Committee;

—	the annual report on remuneration, which sets out payments made in the financial year ended 31 December 2014; and

—	the directors’ remuneration policy in relation to future payments to the directors and former directors.

In compliance with the applicable legislation, shareholders will be invited to approve the directors’ remuneration report and separately the directors’ remuneration policy. The Company’s articles of association stipulate in Article 61 that ordinary remuneration shall be paid to the independent non-executive directors only as shall from time to time be determined by the directors of the Company. The Appointment and Remuneration Committee (“A&RC”) analyses, discusses and makes recommendations to the board regarding the Company’s remuneration policy and the remuneration policy for all directors and senior management.

The statement by the remuneration committee chair and the 2014 Annual Report on remuneration which can be found in Company’s 2014 Annual Report, gives details of the directors’ remuneration for the financial year ended 2014. The report includes a description of the directors’ remuneration as a single figure, including the Chief Executive Officer’s remuneration, and the directors’ shareholdings in the Company.

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The Company auditors, Deloitte LLP, have audited those parts of the directors’ remuneration report which are required to be audited and their report can be found in the Company’s 2014 Annual Report. The report has been approved by the board based on the recommendation of the A&RC and signed on its behalf by the Chief Executive Officer.

The directors’ remuneration report is set out in full in the 2014 Annual Report on pages 15 to 17.

Resolution 2 is the ordinary resolution to approve the directors’ remuneration report, other than the part containing the directors’ remuneration policy. Resolution 2 is an advisory resolution and does not affect the future remuneration paid to any director.

The directors’ remuneration policy, which forms part of the directors’ remuneration report which can be found in the Company’s 2014 Annual Report, sets out the Company’s proposed forward looking policy on directors’ remuneration (including the approach to exit payments to directors), the Chief Executive Officer’s remuneration and the management team and key personnel and employees’ remuneration policy.

The Board recommends voting “For” this proposal.

Resolution 3 is the ordinary resolution to approve the directors’ remuneration policy which is set out in the directors’ remuneration report in the 2014 Annual Report on pages 17 to 18.

As aforementioned, the vote on the directors’ remuneration report is advisory in nature. In contrast, the vote on the directors’ remuneration policy is binding shareholder vote by ordinary resolution at least every three years, in that the Company may not make remuneration payment or payment for loss of office to a person who is, or is to become, or has been a director of the Company unless that payment is consistent with the approved directors’ remuneration policy or has otherwise been approved by a resolution of shareholders.

As noted in the directors’ remuneration policy on page 17 of the 2014 Annual Report, the directors’ remuneration policy will take effect upon its approval at the Annual General Meeting 2015. Payments will continue to be made to directors and former directors in line with existing contractual arrangements until this date.

Once the directors’ remuneration policy has been approved, all payments by the Company to the directors and any former directors must be made in accordance with the policy (unless a payment has been separately approved by a shareholder resolution).

If the directors’ remuneration policy is approved and remains unchanged, it will be valid for up to three financial years without a new shareholder approval. If the Company wishes to change the directors’ remuneration policy, it will need to put the revised policy to a vote again before it can implement the new policy.

If the directors’ remuneration policy is not approved for any reason, the Company will, if and to the extent permitted by the Companies Act 2006, continue to make payments to directors in accordance with existing contractual arrangements and will seek shareholder approval for a revised policy as soon as is practicable.

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The Board recommends voting “For” this proposal.

Notes to Resolution 4 – Election of director

Resolution 4 deals with the election of Mr Javier Garoz in accordance with the requirements of Article 65.2 of the Company’s Articles of Association, which provides that any person appointed by the directors shall retire at the next AGM. Additionally, pursuant to Article 67.1, where a director retires at an AGM the Company may at the meeting by ordinary resolution fill the office being vacated by electing the retiring director (if eligible for re-election).

The Company’s Articles of Association further provide in Article 66.1 that each director shall retire at the annual general meeting held in the third calendar year following the year in which the director was elected or last re-elected by the Company, or at such earlier annual general meeting as the directors may resolve.

The A&RC identifies, evaluates and recommends candidates for appointment or reappointment as director in accordance with the A&RC’s terms of reference. In the A&RC meeting held on 23 February 2015, the members of the A&RC evaluated and recommended Javier Garoz Neira as a non-executive director of the Company to the Board.

Mr Javier Garoz Neira was appointed to the Board with effect on 23 February 2015 and will offer himself for election by shareholders for the first time. He is recommended by the Board for election.

The biography of the director seeking election can be found below.

Mr. Javier Garoz is currently the CEO of Abengoa Bioenergy. Until 2013 he was Abengoa’s Strategy and Corporate Development VP since 2012. Before that, he held different executive positions at Telvent. He holds a bachelor’s degree in Marketing and Business Administration from ESIC University in Madrid and an MBA from IESE Business School.

The Board recommends voting “For” this proposal.

Notes to Resolutions 5 and 6 – Reappointment of auditors and auditors’ remuneration

It is the Company’s policy to ensure that, at least once every ten years, the audit services contract is put out to tender to enable the Audit Committee of the Company (“AC”) to compare the quality and effectiveness of the services provided by the incumbent auditor with those of the other audit firms.

The AC has the direct and sole responsibility for the appointment, compensation, retention, oversight and replacement, if necessary, of the external, independent auditor. The AC also consider and make recommendations to the Board, to be put to shareholders for approval at the annual general meeting, in relation to the appointment, re-appointment and removal of the Company’s external auditor and their remuneration, whether fees for audit or non-audit services, and that the level of fees is appropriate to enable an effective and high quality audit to be conducted.

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The audit committee annually reviews the audit fee structure and terms of engagement. Fees paid for Company external auditor services for 2014 were US$ 970,000 (see the Company 2014 Annual Report page 36 Auditor’s remuneration).

In the AC meeting held on 23 February 2015, the members of the AC approved the re-appointment of Deloitte LLP and Deloitte S.L. as the Company’s auditors.

Resolution 5, which is recommended by the AC, confirms this re-appointment of Deloite LLP and Deloitte S.L. to hold office until the end of the next general meeting at which accounts are laid before the Company.

The Board recommends voting “For” this proposal.

Resolution 6 seeks authority for the AC to fix the auditors’ remuneration.

The Board recommends voting “For” this proposal.

Notes to Resolution 7 (Allotment of Share Capital) and 8 (Dis-application of pre-emption rights)

Share issues

These resolutions seek limited authority from shareholders for the Company to allot shares, and limited authority to allot shares without first offering them to existing shareholders.

Under Resolution 7, the directors are seeking authority to be able to issue shares equivalent to 100 per cent of existing ordinary shares in the Company.

Under the Companies Act 2006, where shares are issued for cash or treasury shares are sold they must first be offered to the existing shareholders on a pre-emptive basis in accordance with the Companies Act 2006 in certain circumstances (unless they are sold in connection with an employee share scheme).

Resolution 8 gives the directors authority to allot ordinary shares in the capital of the Company pursuant to the authority granted under Resolution 7 above for cash without complying with the pre-emption rights in the Companies Act 2006 (“disapplication of pre-emption rights”) up to the equivalent of 100 per cent of the existing ordinary shares.

Seeking the disapplication of pre-emptive rights gives the directors flexibility to make an offer to shareholders without following the particular procedure in Companies Act 2006.

The authorities contained in Resolution 7 and 8 would remain in force until the earlier of 8 May 2020, and the close of the 2020 annual general meeting of shareholders.

The directors have no present intention of allotting new ordinary shares. However, the directors consider it appropriate to maintain the flexibility that this authority provides to respond to market developments and to enable shares to be issued to finance business opportunities as they may arise.

As at the date of this letter the Company does not hold any shares in the capital of the Company in treasury.

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Resolution 7

This Resolution authorises the directors to allot shares equivalent to 100 per cent of the total issued ordinary shares capital of the Company (excluding treasury shares) provided that this authority shall, unless renewed, varied or revoked, expire on the earlier of 8 May 2020 and the close of the 2020 annual general meeting.

The Board recommends voting “For” this proposal.

Resolution 8 Disapplication of pre-emptive rights

This Resolution allows the directors to allot shares and sell treasury shares equivalent to 100 per cent of the total issued ordinary share capital of the Company without first having to offer them to existing shareholders in proportion to their holdings. The directors have no present intention of exercising these authorities but consider it appropriate to maintain the flexibility that this authority provides.

The Board recommends voting “For” this proposal.

Notes to Resolution 9 – Authority to purchase own shares

Shareholders are asked at AGM for authority to carry out purchases of own shares, in order that the Company may do so when the directors believe it is in the best interests of shareholders. Shares that are purchased by the Company must either be cancelled or held in treasury. Once shares are held in treasury, the directors may only deal with them in accordance with the relevant legislation by:

(a)	selling the shares (or any of them) for cash;

(b)	transferring the shares (or any of them) for the purposes of or pursuant to an employees’ share scheme; or

(c)	cancelling the shares (or any of them).

Resolution 9 gives the Company authority generally and unconditionally to buy back its own ordinary shares in the market as permitted by the Companies Act 2006. The authority limits the number of shares that could be purchased to a maximum of 24,000,000 ordinary shares (representing approximately 30% of the Company’s issued ordinary share capital (excluding treasury shares) as at 13 April 2015 and sets minimum and maximum prices. This authority will expire on 8 May 2020.

The directors have no present intention of exercising the authority to purchase the Company’s ordinary shares but will keep the matter under review, taking into account the financial resources of the Company, the Company’s share price and future funding opportunities.

Any such repurchases shall be effected through open market purchases, unsolicited or solicited privately negotiated transactions, or in such other manner as will comply with the provisions of the U.S. Exchange Act of 1934 and the rules and regulations thereunder applicable to the Company, including, to the extent practicable, Rule 10b-18.

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If Resolution 9 is passed at the AGM, it is the Company’s current intention to hold in treasury all of the shares it may purchase pursuant to the authority granted to it. However, in order to respond properly to the Company’s capital requirements and prevailing market conditions, the directors will need to reassess at the time of any and each actual purchase whether to hold the shares in treasury or cancel them, provided it is permitted to do so.

As at 13 April 2015, there were no warrants and options to subscribe for ordinary shares in the capital of the Company. If the authority to purchase the Company’s ordinary shares being sought in Resolution 9 was to be exercised in full, these warrants and options would represent 0% of the Company’s issued share capital (excluding treasury shares).

The Board recommends voting “For” this proposal.

Notes to Resolution 10– Amendment of Articles of Association

Resolution 10 seeks to amend our current Articles of Association adopted in 2014 to provide clarification and additional flexibility as explained below.

New articles 64A to 64F (inclusive) are intended to address a gap in the Company’s Articles of Association given that there is no current ability for a director to appoint an alternate; these are standard provisions for a UK company. In practice, we would expect to use these provisions on an ad-hoc basis if a particular director is not able to attend board meetings for any reason (the current position is that if a director cannot attend he just does not count in the quorum but the meeting can still go ahead in his absence, assuming we otherwise have a quorum). An alternate director will have to act in accordance with the wishes and instructions of his/her appointing directors (in so far as he/she is permitted to do so in accordance with the legislation), and he/she shall cease to be an alternate director at the end of each meeting for which he was appointed.

The Board recommends voting “For” this proposal.

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Part 4

Proxy statement for the 2015 Annual General Meeting of shareholders to be held on 8 May 2015

Information concerning proxy solicitation and voting

We have sent you this proxy statement (“Proxy Statement”) and the proxy card (“Proxy Card”) because the Board of Directors of Abengoa Yield plc (“ABY” or the “Company”) is soliciting your proxy to vote at the first Annual General Meeting of shareholders (“AGM”) to be held on Friday, 8 May, 2015, at 4:30 p.m., London time (11:30 p.m.), New York time), at the Hilton London Syon Park Hotel, Syon Park, Brentford, Middlesex TW8 8JF, United Kingdom.

—	Proxy Statement: this Proxy Statement summarizes information about the proposals to be considered at the AGM and other information you may find useful in determining how to vote.

—	Proxy Card: the Proxy Card is the means by which you actually authorize another person to vote your shares in accordance with your instructions.

In addition to solicitations by mail, our directors, officers and regular employees, without additional remuneration, may solicit proxies by telephone, e-mail and personal interviews.

We are mailing the notice of 2015 AGM, the Proxy Statement and the Proxy Card to our shareholders of record as of 8 April 2015 (the “Record Date”) for the first time on or about 14 April 2015. In this mailing, we are also including our 2014 Annual Report for the year ended 31 December, 2014 (“2014 Annual Report”).

Important Notice Regarding the Availability of Proxy Materials for the AGM to be held on 8 May 2015

A copy of our 2014 Annual Report, notice of our first AGM, Proxy Statement and Proxy Card, and other information required by section 331A of the Companies Act 2006, are available at http://www.abengoayield.com/web/en/investors/annual-shareholders-general-meeting/2015-annual-general-meeting/

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Questions and Answers about Voting

1.    Why am I receiving these materials?

We have sent you this Proxy Statement and the Proxy Card because our Board is soliciting your proxy to vote at the AGM, including at any adjournments or postponements of the AGM. You are invited to attend the AGM to vote on the proposals described in this Proxy Statement. However, you do not need to attend the AGM to vote your shares. Instead, you may simply complete, sign and return the enclosed Proxy Card.

We intend to mail this Proxy Statement and accompanying Proxy Card on or about 14 April 2015 to all shareholders of record entitled to vote at the AGM.

2.    Who can vote at the AGM?

Only shareholders of record at the close of business on the record date, 6 May 2015, (“Vote Record Date”) will be entitled to vote at the AGM.

Shareholder of Record: Shares Registered in Your Name

If, on the Vote Record Date, your shares were registered directly in your name with the transfer agent, Computershare Trust Company, NA (“Computershare”) then you are the shareholder of record. As a shareholder of record, you may vote in person at the AGM or vote by proxy. Whether or not you plan to attend the AGM, we urge you to fill out and return the enclosed Proxy Card to ensure your vote is counted.

Beneficial Owner: Shares Registered in the Name of a Broker, Bank or Other Agent

If, on the Vote Record Date, your shares were held in an account at a brokerage firm, bank, dealer or other similar organization, then you are the beneficial owner of shares held in “street name” and these proxy materials are being forwarded to you by that organization. The organization holding your account is considered the shareholder of record for purposes of voting at the AGM. As a beneficial owner, you have the right to direct your broker or other agent on how to vote the shares in your account. You are also invited to attend the AGM. However, because you are not the shareholder of record, you may not vote your shares in person at the AGM unless you request and obtain a valid legal proxy card from your broker or agent.

3.    What constitutes a quorum?

For the purposes of the AGM, a quorum is present if at least two members are present, holding or representing by proxy at least one –third in nominal value of the issued shares.

4.    How do I vote my shares?

If you hold shares in “street name” - you should follow the directions provided by your broker, bank or other nominee. You may submit instructions by telephone or via the Internet to your broker, bank or other nominee, or request and return a paper Proxy Card to your broker, bank or other nominee. We will distribute physical ballots to anyone who wants to vote in person at the AGM. If you hold shares in “street name” and wish to vote at the AGM, you must obtain a legal proxy from your broker, bank or other nominee and present it to the inspector of election of the AGM with your ballot.

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Please note that voting on all resolutions will be conducted by way of poll rather than a show of hands. This is a more transparent method of voting as member votes are to be counted according to the number of shares held and is in accordance with the Company’s Articles of Association.

If you are a “shareholder of record” - you may appoint a proxy to vote on your behalf using any of the following methods:

—

Mail - by marking, signing and dating the Proxy Card and returning it in the prepaid envelope provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way. Edgewood, NY 11717; by 4:30 p.m. (London time) on 6 May, 2015; or

—	By physical ballot at the AGM;

If you properly give instructions as to your proxy appointment by executing and returning a paper Proxy Card, and your proxy appointment is not subsequently revoked, your shares will be voted in accordance with your instructions.

5.    Who can be appointed as proxy?

A proxy does not need to be a member of the Company but must attend the AGM to represent you. Your proxy could be the Chairman, another director of the Company or another person who has agreed to attend to represent you.

A member of the Company which is a corporation may authorise a person or persons to act as its representative(s) at the Meeting. In accordance with the provisions of the Companies Act 2006, each such representative may exercise (on behalf of the corporation) the same powers as the corporation could exercise if it were an individual member of the Company, provided that they do not do so in relation to the same shares.

6.    How will my shares be voted if I do not specify how they should be voted?

If you sign and send your Proxy Card but do not indicate how you want your shares to be voted, your shares will be voted by the persons appointed as proxies in accordance with the recommendations of our Board of Directors.

7.    Can I change my vote or revoke a proxy?

A shareholder of record can revoke his or her proxy before the time of voting at the AGM in several ways by:

(1)	mailing a revised Proxy Card dated later than the prior Proxy Card;

(2)	voting in person at the AGM; or

(3)	notifying our Company Secretary in writing that you are revoking your proxy. Your revocation must be received before the AGM to be effective.

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If you hold shares in “street name” - you may change or revoke your voting instructions by contacting the broker, bank or other nominee holding the shares or by obtaining a legal proxy from such institution and voting in person at the AGM as described above under “How do I vote my shares?” See also “What if I plan to attend the Meeting?”

8.    Who counts the votes?

Broadridge Financial Solutions (“Broadridge”) has been engaged as our independent agent to tabulate shareholder votes. If you are a shareholder of record, your executed Proxy Card is returned directly to Broadridge for tabulation. If you hold your shares through a broker, your broker will return one Proxy Card to Broadridge on behalf of all of its clients.

9.    How are votes counted?

Votes will be counted by Broadridge, who will separately count “for” and “against” votes and abstentions. In addition, with respect to the election of directors, Broadridge will count the number of “withheld” votes received for the nominees. If your shares are held in “street name,” you will need to obtain a proxy form from the institution that holds your shares and follow the instructions included on that form regarding how to instruct your broker to vote your shares.

10.    How many votes do I have?

On each matter to be voted upon, every member who is present in person or by proxy shall have one vote for each ordinary share as of the Vote Record Date.

11.    What if I plan to attend the AGM?

Attendance at the AGM will be limited to shareholders as of the Vote Record Date. Each shareholder may be asked to present valid picture identification, such as a driver’s license or passport. Shareholders holding shares in “street name” through brokerage accounts or by a bank or other nominee are required to show a brokerage statement or account statement reflecting share ownership as of the Vote Record Date in order to obtain admittance to the AGM. However, if you hold shares in “street name” you will not be allowed to vote at the AGM unless you obtain a legal proxy from your broker, bank or other nominee holding the shares.

12.    What if I return a Proxy Card but do not make specific choices?

If we receive a signed and dated Proxy Card and the Proxy Card does not specify how your shares are to be voted, your shares will be voted “for” the matters submitted for approval at the AGM.

13.    How do you solicit proxies?

The initial solicitation of proxies may be supplemented by additional mail communications and by telephone, fax, e-mail, internet and personal solicitation by our directors, officers or other employees. No additional compensation for soliciting proxies will be paid to our directors, officers or other employees for their proxy solicitation efforts.

The sustainable total return company

14.  What do I do if I receive more than one notice or Proxy Card?

If you hold your shares in more than one account, you will receive a notice or Proxy Card for each account. To ensure that all of your shares are voted, please sign, date and return all Proxy Cards. Please be sure to vote all of your shares.

15. What if I have questions during the AGM?

If you wish to ask a question please tell the Company Secretary on entry to the auditorium.

Please endeavour to keep your questions short and relevant to the resolution being discussed. In the interests of orderly conduct of the meeting, we will allocate a slot for shareholders’ questions towards the end of the meeting and in light of time constraints would ask shareholders to limit questions to one question per shareholder. Of course, if shareholders have further questions the Chairman will endeavour to accommodate these.

16. May I bring a guest to the AGM?

The AGM is a private meeting of shareholders and their representatives. Guests are not entitled to attend the meeting as of right but they may be permitted entry at the absolute discretion of the Company.

Shareholders wishing to bring a guest must notify us in advance. Any shareholders wishing to bring a guest should contact Broadridge. Please see “Who is the transfer agent?” below for contact details. All guests must bring photographic proof of identity and enter the meeting at the same time as the shareholder.

17. As a member, which materials can I require to the Company to publish on its website?

Members satisfying the thresholds in section 527 of the Companies Act 2006 can require the Company to publish a statement on its website setting out any matter relating to (a) the audit of the Company’s accounts (including the auditor’s report and the conduct of the audit) that are to be laid before the AGM; or (b) any circumstances connected with an auditor of the Company ceasing to hold office, that the members propose to raise at the AGM. The Company cannot require the members requesting the publication to pay its expenses. Any statement placed on the website must also be sent to the Company’s auditors no later than the time it makes its statement available on the website. The business which may be dealt with at the meeting includes any such statement that the Company has been required to publish on its website.

18. Who is the transfer agent?

As noted above, our transfer agent is Computershare. All communications concerning shareholder of record accounts, including address changes, name changes, share transfer requirements and similar issues can be handled by contacting our transfer agent at Computershare Trust Company N.A (within the U.S., U.S. Territories and Canada).

19. How can I find out the results of the voting at the Meeting?

Voting results will be announced by the filing of a current report on Form 6-K.

The sustainable total return company

20. How do I get to the AGM venue?

The meeting will be held at 4.30 pm on 8 May 2015 at Hilton London Syon Park Hotel, Syon Park, Brentford, Middlesex TW8 8JF, UK.

Maps & Directions

For satellite navigation directions, please use the post code TW8 8JG

http://www3.hilton.com/en/hotels/united-kingdom/hilton-london-syon-park-LHRSPHI/maps-directions/index.html

The sustainable total return company

21. How do I contact the Company if I have any queries?

You may contact the Company at:

Abengoa Yield plc.

Company Secretary’s Office

Director of Investors Relations

Great West House, GW1, 17th Floor,

Great West Road, Brentford, Middlesex,

Greater London, TW8 9DF United Kingdom

Tel: +(44) 207 098 4384

e-mail: ir@abengoayield.com

You may contact the Transfer Agent at:

Computershare Trust Company, N.A.

Telephone Toll Free (In the US/Canada)

1-866 242 3610

Foreign Shareholders (Outside the US)

+1 (732) 491 0655

By Mail:

Computershare Investor Services

P.O. Box 43078

Providence, RI 02940-3078

United States of America

By Overnight Delivery:

Computershare Investor Services

250 Royall Street

Canton, MA 02021

United States of America

The sustainable total return company

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